EXHIBIT 99.1

Legend Biotech Reports Fourth Quarter and Full Year 2025 Results and Recent Highlights

  CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) net trade sales of approximately $555 million and $1.9 billion for the fourth quarter and full year 2025, respectively
  Surpassed milestone of more than 10,000 patients treated with CARVYKTI®
  CARVYKTI now available across 294 sites worldwide; continued expansion in U.S. community settings
  Advanced early-stage cell therapy portfolio, including first-patient dosing of in vivo candidates and presentation of first-in-human results for LUCAR-G39D, an allogeneic CAR-T therapy
  Cash and cash equivalents, and time deposits of $949 million, as of December 31, 2025

SOMERSET, N.J., March 10, 2026 (GLOBE NEWSWIRE) -- Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, today reported financial results for the fourth quarter and year ended December 31, 2025, and key corporate highlights.

“CARVYKTI® continued to build on its leadership in multiple myeloma CAR‑T in 2025, as we reached more than 10,000 patients treated and achieved franchise profitability,” said Ying Huang, Ph.D., Chief Executive Officer of Legend Biotech. “With expanding capacity and ongoing efforts to broaden adoption, including in the community setting, we are focused on executing against the opportunities ahead while extending our innovation leadership across in vivo and allogeneic programs.”

Key Business Developments

  Achieved CARVYKTI® franchise profitability for the full year 2025.
  Treated more than 10,000 clinical and commercial patients to date with CARVYKTI®.
  Strengthened manufacturing and supply capabilities, completing the newly expanded portion of the Raritan facility, making it the largest cell therapy manufacturing site in the United States supporting treatment of up to 10,000 patients annually.
  Expanded global commercial footprint, with CARVYKTI® now available in 14 markets across 294 sites worldwide alongside continued growth in United States community and outpatient settings.
  Presented new clinical and translational data from CARTITUDE-1 and CARTITUDE-4 at the 67th American Society of Hematology (ASH) Annual Meeting and presented data at the 2026 Tandem Meetings of ASTCT® and CIBMTR®, reinforcing durable outcomes associated with earlier use of CARVYKTI®.
  Advanced pipeline and development platform, opening a 31,000-square-foot R&D facility in Philadelphia, Pennsylvania and presenting encouraging first-in-human results for LUCAR-G39D, an allogeneic CAR-T candidate in B-cell non-Hodgkin lymphoma.
  Dosed the first patient for its in vivo pipeline candidates
  Maintained a strong balance sheet, with cash and cash equivalents, and time deposits of approximately $949 million, as of December 31, 2025, supporting financial runway beyond 2026 when Legend Biotech believes it will achieve a company-wide operating profit.

Financial Results for Quarter Ended December 31, 2025

Cash and Cash Equivalents, and Time Deposits
As of December 31, 2025, Legend Biotech had approximately $949 million of cash and cash equivalents and time deposits.

Revenue

Collaboration Revenue
Collaboration revenue for the three months ended December 31, 2025 was $277.6 million, compared to $168.0 million for the three months ended December 31, 2024. The increase of $109.6 million was due to an increase in revenue generated from sales of CARVYKTI® in connection with the Janssen collaboration and license agreement (the “Janssen Agreement”).

License and Other Revenue
License and other revenue was $28.7 million for the three months ended December 31, 2025, compared to $18.5 million license and other revenue for the three months ended December 31, 2024. This increase of $10.2 million was primarily driven by a milestone of $4.9 million achieved under the Janssen Agreement for the three months ended December 31, 2025, compared to no milestones achieved under the Janssen Agreement for the three months ended December 31, 2024. Additionally, for the three months ended December 31, 2025, Legend Biotech recognized approximately $6.4 million in license revenue under a licensing agreement with a related party. No license revenue was recognized under this agreement during the three months ended December 31, 2024.

Cost of Collaboration Revenue
Cost of collaboration revenue for the three months ended December 31, 2025 was $119.5 million, compared to $69.4 million for the three months ended December 31, 2024. The increase of $50.1 million was due to Legend Biotech’s share of the cost of sales in connection with CARVYKTI® sales under the Janssen Agreement.

Research and Development Expenses
Research and development expenses for the three months ended December 31, 2025 were $101.3 million, compared to $104.4 million for the three months ended December 31, 2024. The decrease is driven by lower expenditures in BCMA clinical programs, offset by higher pipeline related research and development activities.

Administrative Expenses
Administrative expenses for the three months ended December 31, 2025 were $37.0 million, compared to $34.2 million for the three months ended December 31, 2024, The increase was driven by higher professional fees and increased headcount‑driven expenses.

Selling and Distribution Expenses
Selling and distribution expenses for the three months ended December 31, 2025 were $64.2 million, compared to $48.9 million for the three months ended December 31, 2024. The increase of $15.3 million was primarily due to higher commercial costs, including sales force expansion and Janssen-related marketing and market access activities, which rose with collaboration revenue.

Operating loss
Operating loss for the three months ended December 31, 2025 was $19.7 million compared to $79.3 million for the three months ended December 31, 2024. The year over year improvement of $59.6 million was primarily due to higher gross profit from CARVYKTI®.

Net (Loss)/Income
For the three months ended December 31, 2025, net loss was $30.9 million, or $0.08 per share, compared to a net income of $26.4 million, or $0.07 per share, for the three months ended December 31, 2024. The year over year change of $57.3 million was primarily due to unrealized foreign currency exchange losses resulting from changes in the intercompany loan balances and cash balances as a result of exchange rate changes between U.S. dollars and Euro. This loss was partially offset by higher gross profit from CARVYKTI®.

Adjusted Net Income/(Loss)
Adjusted net income for the three months ended December 31, 2025 was $2.5 million, or an adjusted net income of $0.01 per share, compared to an adjusted net loss of $59.0 million, or an adjusted net loss of $0.16 per share, for the three months ended December 31, 2024. The year over year improvement of $61.5 million was primarily driven by improved operating performance, reflecting higher gross profit from CARVYKTI®.

Webcast/Conference Call Details:
Legend Biotech will host its quarterly earnings call and webcast today at 8:00am ET. To access the webcast, please visit this weblink.

A replay of the webcast will be available on Legend Biotech’s website at https://investors.legendbiotech.com/events-and-presentations.

About Legend Biotech
With over 3,000 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. Legend Biotech is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Centered in the United States, Legend Biotech is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, Legend Biotech plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

Learn more at https://legendbiotech.com and follow us on X and LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI® including Legend Biotech’s expectations for CARVYKTI® and its therapeutic potential; statements related to Legend Biotech manufacturing expectations for CARVYKTI®, statements related to Legend Biotech’s ability to fund its operations beyond 2026 and to achieve operating profit in 2026; statements related to Legend Biotech’s ability to advance its early-stage cell therapy portfolio; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward- looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (SEC) on March 10, 2026 and Legend Biotech’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR CONTACT:
Jessie Yeung
Tel: (732) 956-8271
jessie.yeung@legendbiotech.com

PRESS CONTACT:
Kim Fox
Tel: (848) 388-8445
media@legendbiotech.com

LEGEND BIOTECH CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED; DOLLARS IN MILLIONS, EXCEPT PER SHARE AND SHARES DATA)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
REVENUE
License and other revenue*	$28.7	$18.5	$84.1	$144.7
Collaboration revenue	277.6	168.0	944.8	482.6
Total revenue	306.3	186.5	1,028.9	627.3
Collaboration cost of revenue	(119.5)	(69.4)	(397.1)	(216.4)
Cost of license and other revenue	(4.0)	(4.5)	(11.0)	(18.2)
Research and development expenses	(101.3)	(104.4)	(414.7)	(413.5)
Administrative expenses	(37.0)	(34.2)	(135.8)	(136.8)
Selling and distribution expenses	(64.2)	(48.9)	(205.8)	(147.5)
Other operating expenses**	—	(4.4)	(1.0)	(4.4)
Operating loss	(19.7)	(79.3)	(136.5)	(309.5)
Finance costs	(5.5)	(5.2)	(21.4)	(21.6)
Finance income^	7.9	13.7	40.1	61.2
Other income/(expense), net^	(2.4)	111.4	(164.8)	111.8
(Loss)/Income before Tax	(19.7)	40.6	(282.6)	(158.1)
Income tax (expense)/benefit	(11.2)	(14.2)	(14.2)	(18.9)
Net (loss)/income	$(30.9)	$26.4	$(296.8)	$(177.0)

(LOSS) EARNINGS PER SHARE
Basic	$(0.08)	$0.07	$(0.81)	$(0.48)
Diluted	$(0.08)	$0.07	$(0.81)	$(0.48)

Weighted average shares outstanding
Basic	369,466,185	366,648,551	368,641,170	365,702,143
Diluted	369,466,185	402,806,991	368,641,170	365,702,143

*Certain prior year amounts included within other revenue have been combined into the license and other revenue line for comparative purposes.

**Certain prior year amounts have been reclassified to present loss on asset impairment and fair value loss of warrant liability into the other operating expenses line for comparative purposes.

^Certain prior year amounts have been reclassified to present finance income as a separate line item and to combine other (expense)/income, net for comparative purposes.

LEGEND BIOTECH CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED; DOLLARS IN MILLIONS)

	December 31, 2025	December 31, 2024
NON-CURRENT ASSETS
Property, plant and equipment	$116.3	$99.3
Right-of-use assets	285.2	101.9
Collaboration prepaid leases	72.7	172.1
Other non-current assets*	12.4	13.0
Total non-current assets	486.6	386.3
CURRENT ASSETS
Collaboration inventories, net	32.0	23.9
Trade receivables	13.1	6.4
Prepayments, other receivables and other assets^	253.4	131.0
Time deposits	46.7	835.9
Cash and cash equivalents	901.9	286.7
Total current assets	1,247.1	1,283.9
TOTAL ASSETS	$1,733.7	$1,670.2

CURRENT LIABILITIES
Trade payables	$83.0	$38.6
Tax payable	19.2	20.7
Other payables and accruals	195.4	166.2
Lease liabilities	7.4	4.8
Contract liabilities	11.3	46.9
Collaboration interest-bearing advanced funding	319.1	—
Other current liabilities+	1.0	0.5
Total current liabilities	636.4	277.7
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding	—	301.2
Lease liabilities long term	87.2	44.6
Other non-current liabilities+	8.0	6.1
Total non-current liabilities	95.2	351.9
TOTAL LIABILITIES	$731.6	$629.6
EQUITY
Share capital	0.1	0.1
Reserves	1,002.0	1,040.5
Total equity	1,002.1	1,040.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,733.7	$1,670.2

* Certain prior year amounts have been reclassified to combine advance payments for property, plant, and equipment, non-current time deposits, and intangible assets into other non-current assets for comparative purposes.

^ Certain prior year amounts have been reclassified to combine pledged deposits into prepayments, other receivables, and other assets for comparative purposes.

+ Prior year current and non-current government grants have been renamed to other current and non-current liabilities, respectively.

LEGEND BIOTECH CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED; DOLLARS IN MILLIONS)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Loss before tax	$(19.6)	$40.5	$(282.6)	$(158.1)
Cash flows used in operating activities	(12.2)	(82.1)	(100.2)	(144.0)
Cash flows provided by (used in) investing activities	638.5	(87.9)	709.6	(850.6)
Cash flows (used in) provided by financing activities	(0.6)	(0.3)	(0.3)	5.7
Effect of foreign exchange rate changes, net	(2.7)	(2.3)	6.1	(2.1)
Net increase(decrease) in cash and cash equivalents	623.0	(172.6)	615.2	(991.0)
Cash and cash equivalents at beginning of the period	278.9	459.3	286.7	1,277.7
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$901.9	$286.7	$901.9	$286.7

Analysis of balances of cash and cash equivalents
Cash and bank balances	$948.6	$1,127.1	$948.6	$1,127.1
Less: Pledged deposits	—	0.1	—	0.1
Time deposits	46.7	840.3	46.7	840.3
Cash and cash equivalents as stated in the statement of financial position	$901.9	$286.7	$901.9	$286.7
Cash and cash equivalents as stated in the statement of cash flows	$901.9	$286.7	$901.9	$286.7

RECONCILIATION OF IFRS TO NON-IFRS MEASURES

We use Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share (which we sometimes refer to as “ANI per Share”) as performance metrics. Adjusted Net Income (Loss) and ANI per Share are not defined under IFRS, are not a measure of operating income, operating performance, or liquidity presented in accordance with IFRS, and are subject to important limitations. Our use of Adjusted Net Income (Loss) has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:

  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted Net Income (Loss) does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.

  Adjusted Net Income (Loss) excludes unrealized foreign exchange gain (loss) which was primarily resulted from changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and EURO.

  Adjusted Net Income (Loss) does not reflect changes in, or cash requirements for, our working capital needs.

  In addition, Adjusted Net Income (Loss) excludes such as share based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy.

Also, our definition of Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share may not be the same as similarly titled measures used by other companies.

However, we believe that providing information concerning Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share enhances an investor’s understanding of our financial performance. We use Adjusted Net Income (Loss) as a performance metric that guides management in its operation of and planning for the future of the business. We believe that Adjusted Net Income (Loss) provides a useful measure of our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We define Adjusted Net Income (Loss) as net loss adjusted for (1) non-cash items such as depreciation and amortization, share based compensation, impairment loss and fair value loss of warrant liability and (2) unrealized foreign exchange gain or loss mainly related to intercompany loan balances and cash deposit balances as a result of exchange rate changes between U.S. dollars and EUR.

Adjusted Net Income (Loss) per Share is computed by dividing Adjusted Net Income (Loss) by the weighted average shares outstanding.

LEGEND BIOTECH CORPORATION RECONCILIATION OF IFRS TO NON-IFRS (UNAUDITED; DOLLARS IN MILLIONS, EXCEPT PER SHARE AND SHARES DATA)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Net (loss)/income	$(30.9)	$26.4	$(296.8)	$(177.0)
Depreciation and amortization	12.0	6.8	29.0	23.4
Share based compensation	14.9	13.4	64.6	68.9
Impairment loss	—	4.4	1.0	4.4
Unrealized foreign exchange loss/ (gain) (included in other (Expense)/income, net	6.5	(110.0)	169.1	(108.5)
Adjusted net income (loss)	$2.5	$(59.0)	$(33.1)	$(188.8)

Adjusted net income (loss) per share
ANI per share - basic	$0.01	$(0.16)	$(0.09)	$(0.52)
ANI per share - diluted*	$0.01	$(0.15)	$(0.09)	$(0.52)

*The diluted weighted average shares outstanding used in the calculation of the diluted ANI per share for the three months ended December 31, 2025 is 377,141,697.